[redacted]

06009986

SECUR[illegible] ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66535

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JAW Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200 NW Corporate Blvd. Suite 305
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angelo Rannazzisi (561)-988-2442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. E. Owens & Company P.A.
(Name – *if individual, state last, first, middle name*)

2731 Silver Star Road	Orlando	Florida	32808
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angelo Rannazzisi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAW Trading, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President / Manager

Title

Notary Public

Caroline Simonetti
My Commission DD242020
Expires November 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

J. E. OWENS & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members
JAW Trading, LLC
Boca Raton, Florida

We have audited the accompanying balance sheet of JAW Trading, LLC, as of December 31, 2005, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United State of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of JAW Trading, LLC at December 31, 2004 and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. E. Owens & Company, P.A.

Orlando, Florida
February 14, 2006

Members of AICPA and FICPA

2731 SILVER STAR ROAD, SUITE 100 ORLANDO, FL 32808-3935 (407) 293-2654 FAX (407) 295-0421

JAW TRADING, LLC
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Cash	$ 3,193
Deposits with correspondent clearing broker	456,523
Receivable from correspondent clearing broker	4,783
TOTAL ASSETS	$ 464,499

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$ 3,724
Payable to correspondent clearing broker	81,810
TOTAL LIABILITIES	85,534

MEMBERS' EQUITY

Members' contributed capital	594,000
Retained earnings	(215,035)
TOTAL MEMBERS' EQUITY	378,965
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 464,499

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

JAW TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions and fees	$ 234,806
Trading gains (losses)	(89,501)
Interest and dividend income	4,650
TOTAL REVENUES (LOSSES)	149,955
EXPENSES	
Clearing fees	182,691
Commissions	2,752
Communications	12,560
Interest	2,717
Licenses and registrations	23,025
Meals and entertainment	520
Occupancy	30,423
Office expense	3,226
Professional services	6,690
Travel	1,168
Utilities	1,153
TOTAL EXPENSES	266,925
NET LOSS	$ (116,970)

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements

JAW TRADING, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	MEMBER UNITS	MEMBER AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTALS
BALANCE, JANUARY 1, 2005	150	$ 15,000	$ 574,000	$ (98,065)	$ 490,935
Add: Capital Contributions	----	-----	105,000		105,000
Less: Distributions			(100,000)		(100,000)
Less: Net Loss For The Year				(116,970)	(116,970)
BALANCE, DECEMBER 31, 2005	150	$ 15,000	$ 579,000	$ (215,035)	$ 378,965

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

JAW TRADING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (116,970)
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation	-----
Decrease (increase) in assets:	
Deposit with correspondent clearing broker	52,970
Receivable from correspondent clearing broker	290,270
Securities owned, at market value	50,948
Increase (decrease) in liabilities	
Accounts payable and accrued expenses	249
Payable to correspondent clearing broker	(2,129)
Securities sold, not yet purchased	(283,906)
Net cash provided (used) by operating activities	(8,568)
CASH FLOWS FROM FINANCING ACTIVITIES	
None	----
Net cash provided (used) in financing activities	----
CASH FLOWS FROM INVESTING ACTIVITIES	
Contributions from members	105,000
Distributions to members	(100,000)
Net cash provided (used) in investing activities	5,000
NET DECREASE IN CASH	(3,568)
CASH, BEGINNING OF PERIOD	6,761
CASH, END OF PERIOD	$ 3,193

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

JAW TRADING, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

JAW Trading, LLC, (the "Company") a Florida limited liability company, organized on December 15, 2003, began its operations in June, 2004. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Pacific Exchange (PCX). The Company clears securities transactions through a correspondent broker on a fully disclosed basis. The correspondent broker performs all operations for the securities transactions and pays the Company a commission.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on the settlement date and are stated at market value. The change in unrealized gains or losses on these securities is added or charged to earnings. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Depreciation

Property and equipment are recorded at cost. Depreciation is provided using the Modified Accelerated Cost Recovery System (MACRS). The results, obtained from the use of these methods, do not differ materially from the depreciation methods required by generally accepted accounting principles. At December 31, 2005, the Company did not own any property and equipment.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the Company's books and records, and any resulting gain or loss is recognized in income for the period.

The cost of maintenance and repairs is charged to income as incurred and significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterments.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes, as outlined in the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its taxable income. Instead, the member is liable for individual federal income taxes on the Company's taxable income.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Net Capital Requirements

Pursuant to the capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital amount. The minimum net capital requirement for the current year is $100,000. The net capital rules may effectively restrict distributions and repayment of subordinated loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commission revenues and related clearing expenses are recorded on a settlement date basis.

Advertising Costs

The Company expenses the costs of advertising the first time the advertising takes place.

NOTE D – COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease. The lease began in July, 2005 and expires on June 30, 2006. Rent expense related to this lease was $27,847 during the fiscal year ended December 31, 2005. Future minimum lease payments required under the lease are, as follows:

Fiscal Year Ended December 31,	Amount
2006	$ 14,690
	$ 14,690

NOTE E – CONCENTRATION OF CREDIT RISK

The Company maintains is cash balances at Bank of America, N.A. The accounts at this institution are secured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2005, the Company's cash balances did not exceed the federal depository insurance limits.

In addition, the Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

JAW TRADING, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2005

NET CAPITAL	
Total stockholder's equity	$ 378,965
Nonallowable assets	-----
Haircuts on securities owned and securities sold not yet purchased	-----
NET CAPITAL	$ 378,965
AGGREGATE INDEBTEDNESS	
Liabilities	$ 85,534
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	$ 5,702
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$ 278,965
AGGREGATE INDEBTEDNESS TO NET CAPITAL	.23 to 1.00

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

JAW TRADING, LLC
RECONCILATION OF NET CAPITAL PURSUANT TO RULE 17a5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
AT DECEMBER 31, 2005

RECONCILATION WITH THE COMPANY'S COMPUTATION

Net capital, as reported on the Company's Part II (unaudited) FOCUS report:	$ 378,964
Rounding Difference	1
Net capital	$ 378,965

Read independent auditors' report.
The accompanying notes are an integral part of these financial statements.

J. E. OWENS & COMPANY, P. A.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Members
JAW Trading, LLC
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplemental schedules of JAW Trading, LLC, (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

2731 Silver Star Road, Suite 100 Orlando, FL 32808-3935 (407) 293-2654 Fax (407) 295-0421

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

* * * * *

This report is intended solely for the information and use of the Board of Directors, Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. E. Evans & Company, P.A.

Orlando, Florida
February 14, 2006